SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of JUNE 2010

Commission File no. 000-16008

DIAMANT ART CORPORATION
(Name of registrant)

Unit 203, Shields Crt, Markham, Ontario, CANADA L3R 4S1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]   Form 40-F [  ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [   ]  No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes [   ]  No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [   ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________________

Item 5. Other Events and Regulation FD Disclosure.

On March 5, 2003, DIAMANT ART CORPORATION held a special shareholders meeting to consolidate the shares by 5000 old to 1 new on both common and common class C shares and having received shareholder approval, it had filed Articles of Amendment with the Ontario Ministry of Consumer and Business Services pursuant to which the issued and outstanding Common Shares were consolidated on the basis of 5000 old Common Shares for each new Common. The Company has 7,552,096,414 shares of Common Stock issued and outstanding which has been consolidated into 1,510,419 new shares of Common Stock. The Company declared that shareholders of record on June 16, 2003 will have their shares of Common Stock consolidated as indicated and shareholders will be advised as to the procedures for submission of their old Common Shares for consolidation into the new Common Shares. No fractional shares of the Company will be issued in connection with the consolidation. A shareholder entitled to receive a fraction of a share upon consolidation will receive the number of shares rounded up to the nearest whole number. Further The Company has of the record date of February 3, 2010 72,960,036 Class C common chares issued and outstanding which has been consolidated into 14,594 new Class C Common Shares. The Company declared that shareholders of record on February 3, 2010, will have their shares of Class C Common shares consolidated as indicated and shareholders will be advised as to the procedures for submission of their old Class C Common Shares for consolidation into the new Common Shares. No fractional shares of the Company will be issued in connection with the consolidation. A shareholder entitled to receive a fraction of a share upon consolidation will receive the number of shares rounded up to the nearest whole number.

Exhibit 99.1	Articles of Amendment

/s/ Michel van Herreweghe
Michel van Herreweghe,
Chairman
June 24, 2010